Exhibit 99.2

Psyence Biomedical Announces Favorable Result of Nasdaq Listing Qualifications Hearing

NEW YORK, November 20, 2024 -- Psyence Biomedical Ltd. (Nasdaq: PBM) (“Psyence Biomed” or the “Company”) today announced the favorable outcome of the Nasdaq Listing Qualifications Hearing that was held on October 31st, 2024. The Nasdaq Hearings Panel has granted Psyence Biomed an extension until December 31st, 2024, to demonstrate compliance with all Nasdaq continued listing rules.

During the Company’s Nasdaq Listing Qualifications Hearing, Psyence Biomed presented a comprehensive plan to regain and maintain compliance with Nasdaq’s continued listing requirements, including 5550(a)(2), the $1 minimum bid price requirement, 5550(a)(5), the $1.0 million minimum market value of publicly held shares requirement, and 5550(b)(1), the $2.5 million minimum stockholders' equity requirement.

As part of its plan, Psyence Biomed requested to be transferred from The Nasdaq Global Market to The Nasdaq Capital Market pursuant to a Panel exception, effective November 15th, 2024. Furthermore, as previously announced, Psyence Biomed obtained shareholder approval during its Annual General Meeting on November 12th, 2024, to effect a 1-for-75 share consolidation that, when complete, will satisfy Nasdaq’s $1 minimum bid price requirement. The Company expects to demonstrate compliance with all the applicable requirements for continued listing on The Nasdaq Capital Market within the Panel’s extension.

“We are very pleased to have gained alignment with the Nasdaq Hearings Panel on our plan to regain compliance with all applicable listing requirements,” stated Dr. Neil Maresky, M.B.,B.Ch., Chief Executive Officer of Psyence Biomed. “Having our shares traded on the Nasdaq exchange is critical to raising awareness of our company among healthcare-focused institutional investors. Once these listing requirements are satisfied, we can focus on advancing our pipeline of nature-derived psilocybin-based therapeutics as potential treatments for underserved conditions in mental health and addiction where more efficacious options are urgently needed.”

The Panel reserves the right to reconsider the terms of this extension based on any event, condition or circumstance that exists or develops that would, in the opinion of the Panel, make continued listing of the Company’s securities on the Exchange inadvisable or unwarranted.

About Psyence Biomed:

Psyence Biomedical Ltd. (Nasdaq: PBM) is one of the world’s few vertically integrated biopharmas with a focus on psychedelic-based pharmaceutical therapeutics. The first life science biotechnology company developing nature-derived (non-synthetic) psilocybin-based psychedelic medicine to be listed on Nasdaq, Psyence is initially working to address the unmet needs of patients who suffer from mental health disorders in the context of Palliative Care. The name “Psyence” combines the words “psychedelics” and “science” to affirm Psyence Biomed’s commitment to an evidence-based approach to innovation as it works to develop safe and effective, FDA-approved, nature-derived psychedelic therapeutics to treat a broad range of mental health disorders.

Learn more at www.psyencebiomed.com and on LinkedIn.

Contact Information for Psyence Biomedical Ltd.

Email: ir@psyencebiomed.com

Media Inquiries: media@psyencebiomed.com

General Information: info@psyencebiomed.com

Phone: +1 416-477-1708

Investor Contact:

Jeremy Feffer

Managing Director

LifeSci Advisors

jfeffer@lifesciadvisors.com

Forward Looking Statements

This communication contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about future financial and operating results, our plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as "will likely result," "are expected to," "will continue," "is anticipated," "estimated," "believe," "intend," "plan," "projection," "outlook" or words of similar meaning.

Forward-looking statements in this communication include statements regarding effective date of the share consolidation referred to in this news release, the expected commencement date of its common stock trading on a split-adjusted basis and the decision regarding the Company’s continued listing on The Nasdaq Global Market. These forward-looking statements are based on a number of assumptions, including the assumption that there will be no delays in effecting the share consolidation.

There are numerous risks and uncertainties that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, among others: (i) delays in effecting the share consolidation (ii) the ability of Psyence Biomed to maintain the listing of its common shares and warrants on Nasdaq; (iii) the 1-for-75 common share split being an effective method by which to comply with the Nasdaq $1 bid price requirement; (iv) the ability to implement the other factors in the Nasdaq compliance plan presented to the Panel and the Panel’s continued opinion that the plan warrants the exception granted; and (v) volatility in the price of the securities of Psyence Biomed due to a variety of factors, including the proposed share consolidation, changes in the competitive and highly regulated industries in which Psyence Biomed operates, variations in performance across competitors, changes in laws and regulations affecting Psyence Biomed’s business and changes in Psyence Biomed’s capital structure. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the "Risk Factors" section of the final prospectus (File No. 333-282468) filed with the Securities and Exchange Commission on October 10, 2024 and other documents filed by Psyence Biomed from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Actual results and future events could differ materially from those anticipated in such information. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Except as required by law, Psyence Biomed does not intend to update these forward-looking statements.

The Company does not make any medical, treatment or health benefit claims about its proposed products. The U.S. Food and Drug Administration, Health Canada or other similar regulatory authorities have not evaluated claims regarding psilocybin, psilocybin analogues, or other psychedelic compounds or nutraceutical products. The efficacy of such products has not been confirmed by approved research. There is no assurance that the use of psilocybin, psilocybin analogues, or other psychedelic compounds or nutraceuticals can diagnose, treat, cure or prevent any disease or condition. Vigorous scientific research and clinical trials are needed. The Company has not conducted clinical trials for the use of the proposed products. Any references to quality, consistency, efficacy, and safety of potential products do not imply that the Company has verified such in clinical trials or that the Company will complete such trials. If the Company cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on the Company’s performance and operations.